Press Release SR #10-06

September 1, 2006

BEALE LAKE UPDATE

The Company has completed 10 diamond drill holes (BL06-01 to BL06-10) out of 24 permitted, on its 100% optioned Beale Lake property in Northern BC. The initial targets on the East and West Zones were bulk tonnage – low grade disseminated gold associated with intrusive activity. All zones had been identified with corresponding multi-element soil geochemistry and I.P. (Induced Polarization) geophysical anomalies. A total of 1928 drilled metres, returned values as outlined in Table 2.

The best gold value was in BL09-09 which returned 6.58 g/t over 0.35 metres, along with 11.8 g/t silver. Near the bottom of this same hole several intervals returned further elevated gold and silver values to 0.73 g/t gold, 8.5 g/t silver, and up to 2800 ppm arsenic and 1260 ppm tungsten. Drill hole BL06-05 intersected 0.49 g/t Au and 16.3 g/t Ag over 1 metre approximately 750 metres north of BL06-09. Only a portion of the zones were tested and drilling suffered from numerous technical difficulties due to extremely poor ground conditions. Several of the holes were abandoned prior to reaching the target depth due to faulting and squeezing ground conditions.

A dioritic intrusion was intersected towards the south of the property. This intrusion is believed to be, at least in part, a source, for the mineralization. Sulphide mineralization is confined largely to the zones of quartz-carbonate alteration, quartz veins, graphitic schists and phyllites and fault zones. Sulphides are dominated by pyrite, with lesser pyrrhotite and traces of chalcopyrite, arsenopyrite and sphalerite.

Drill hole coordinates are as follows in Table 1:

Table 1. Drill Hole Location Information

Hole Number	Easting	Northing	Azimuth	Dip	Length (m)	Cumulative Length (m)
BL06-01	494932	6530517	090	-62	236.52	236.52
BL06-02	494659	6530442	n/a	-90	157.58	394.10
BL06-03	494030	6530524	270	-50	104.85	498.95
BL06-04	494030	6530524	270	-80	174.35	673.30
BL06-05	493946	6530435	090	-55	153.62	826.92
BL06-06	493946	6530435	090	-80	186.54	1013.46
BL06-07	493946	6530435	270	-60	197.82	1211.28
BL06-08	493689	6530406	270	-60	232.87	1444.15
BL06-09	493678	6529834	270	-70	252.68	1696.83
BL06-10	493723	6529582	270	-60	231.04	1927.87

A summary of drill hole intersections is shown below in Table 2:

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 y Fax: 604.608.0344 y North America Toll-free: 1.877.233.2244

Table 2. Drill Hole Intersections

Hole Number	From (metres)	To (metres)	Length (metres)	Au (g/t)	Ag (g/t)	As (ppm)	W (ppm)
BL06-01	No significant intersections
BL06-02	No significant intersections
BL06-03	No significant intersections
BL06-04	58.15	59.40	1.25	0.10	0.3	3	<10
	106.70	107.14	0.44	0.02	2.0	87	<10
BL06-05	58.05	60.10	1.95	0.37	10.5	8229	<10
including	58.05	59.10	1.05	0.49	16.3	>10,000	<10
BL06-06	No significant intersections
BL06-07	101.65	102.65	1.00	0.33	0.2	<2	<10
BL06-08	100.56	101.74	1.18	0.12	0.8	>10,000	<10
BL06-09	18.56	20.19	1.63	0.28	2.70	26	61
including	18.56	19.26	0.70	0.52	2.90	42	10
BL06-09	144.22	144.57	0.35	6.58	11.8	16	<10
BL06-09	219.43	221.77	2.34	0.28	0.5	1832	<10
BL06-09	229.00	230.00	1.00	0.06	8.70	963	1260
BL06-09	231.91	232.87	0.96	0.73	<0.2	2800	<10
BL06-10	55.50	57.0	1.50	0.16	0.80	13	830
BL06-10	83.34	84.17	0.83	0.20	0.5	6	<10

Analytical Procedures

          Sutcliffe Resources Ltd.’s diamond drilling, logging and sampling was overseen and performed by Wes Raven, P.Geo, a Qualified Person in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split into one-half of the core comprising the sample and one-half retained as a rock record. The core is stored at the Beale Lake camp for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
          Samples are prepared at ALS Chemex Laboratory in North Vancouver, an ISO 9001 accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. ALS Chemex issues signed Certificates of Analysis and Assay Reports.
          The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Samples are analyzed at ALS Chemex where a 30g sample is digested by aqua regia and then ICP-AES analysis is conducted for a suite of elements. Gold is fired assayed with an AA finish. Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the project. True thickness of the drill intercepts are not defined at this time.

Results to date demonstrate that the gold-bearing mineralization does extend to depth. The two holes that were drilled closest to the diorite intrusion returned the best results of the drilling and require some follow-up.

The main gold target, the Upper Beale vein, was not tested in this first phase of drilling given the difficult access under the prevailing conditions (steep terrain and deep snow), and will be the target of a future drill program. The geochemistry and indicator elements of the anomalous portions of hole BL06-09 are similar to that from surface samples collected on the low sulphide sheeted quartz veins on the west side of the grid that have elevated gold-arsenic-tungsten-bismuth geochemistry. Holes BL06-09 and BL06-10 were the only two holes to report anomalous tungsten and bismuth and indicate that those drill holes were testing similar veins to those sampled on surface. Results from the other holes are largely associated with quartz-carbonate-graphite alteration and brecciation, usually proximal to fault zones.

Of the multiple mineralized zones located on the property, the Company is evaluating the high grade Yurso vein. This discovery made by the British Columbia Geological Survey branch in 2001 returned assays from grab samples up to 1,250 ppb gold, 1,824 g/t silver, 8,000 ppm antimony, 413 ppm bismuth and 23,000 ppm lead with anomalous selenium, tellurium, copper and zinc. The vein has been traced as subcrop on surface for approximately 1 kilometre, where it trends northwest and dips moderately to the northeast. No width was reported, the largest pieces of vein material are 20-30 cm in their shortest dimension. The Company recently established a flycamp near the vein and completed a grid rock sampling program. Assays are pending.

On behalf of the Board of Directors “Laurence Stephenson” Laurence Stephenson, P.Geo., President

(Laurence Stephenson is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

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